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SECURI    SSION

C M

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-47371

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                                  MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

PROCESSED

JUN 1 5 2006

THOMSON
FINANCIAL

NAME OF BROKER-DEALER:

Goldenberg, Hehmeyer & Co.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago
                                          (No. and Street)

| Chicago | Illinois | 60610 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph I. Goldenberg                                                 (312) 356-6100
                                                                  (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

| One South Wacker Drive | Chicago | IL | 60606-3392 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

AIR MAIL RECEIVED PROCESSING
MAR 0 1 2006
WASH. D.C. 203 SECTION

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Ralph I. Goldenberg, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Goldenberg, Hehmeyer & Co., as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_24th_ day of _____ February 2006 _____

_____

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

_____
Signature

Goldenberg, LLC, General Partner
Title

This report** contains (check all applicable boxes):

- ☑ (a)  Facing Page.
- ☑ (b)  Statement of Financial Condition.
- ☐ (c)  Statement of Income (Loss).
- ☐ (d)  Statement of Cash Flows.
- ☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)  Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# Goldenberg, Hehmeyer & Co.

# Statement of Financial Condition

# December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



**Altschuler, Melvoin and Glasser LLP**
Certified Public Accountants

# Goldenberg, Hehmeyer & Co.
**Table of Contents**
**December 31, 2005**

|  | Page |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statement** |  |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3 - 9 |



# Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

## Independent Auditors' Report

General Partners of
Goldenberg, Hehmeyer & Co.

We have audited the accompanying statement of financial condition of Goldenberg, Hehmeyer & Co. as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goldenberg, Hehmeyer & Co. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

*Altschuler, Melvoin and Glasser LLP*

Chicago, Illinois
February 15, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000  Fax 312.634.3410  www.amgnet.com

# Goldenberg, Hehmeyer & Co.
## Statement of Financial Condition
### December 31, 2005

## Assets

| | |
|---|---:|
| Cash and cash equivalents | $ 5,357,895 |
| Securities purchased under agreements to resell | 35,006,125 |
| Deposits with clearing organizations | 17,432,773 |
| Securities owned ($9,654,043 pledged) | 12,506,423 |
| Receivables, net | 23,599,743 |
| Exchange memberships and stock in clearing organizations, at cost (fair value $8,085,543) | 2,784,597 |
| Fixed assets and computer software, net | 10,176,100 |
| Other assets | 2,832,657 |
| **Total assets** | **$109,696,313** |

## Liabilities and Partners' Capital

| | |
|---|---:|
| Liabilities | |
| Payables | $ 68,616,147 |
| Accounts payable, accrued expenses and other liabilities | 10,735,117 |
| Total | 79,351,264 |
| Liabilities subordinated to claims of general creditors | 900,001 |
| Partners' capital | 29,445,048 |
| **Total liabilities and partners' capital** | **$109,696,313** |

## Note 1    Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Goldenberg, Hehmeyer & Co. (the "Partnership") was formed on October 15, 1984, pursuant to the provisions of the Uniform Partnership Act of the State of Illinois. The Partnership is a registered broker-dealer, futures commission merchant, and clearing member of principal commodity exchanges in the United States and Europe. The Partnership's operations include proprietary trading in futures, options on futures and government securities, and servicing the clearance and execution of futures contracts for customers located worldwide.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Securities and Derivative Financial Instruments**—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at fair value.

Commissions earned and related expenses are recognized on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**Exchange Memberships and Stock in Clearing Organizations**—Exchange memberships and stock in clearing organizations are held for operating purposes and are carried at cost. Exchange stock not required for membership privileges is carried at fair value and is included in securities owned. Unrealized gains and losses are reflected in income.

**Securities Purchased Under Agreements to Resell**—The Partnership enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements; such amounts include accrued interest. The Partnership takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned, monitors the market value of the underlying collateral as compared to the related receivables, and obtains additional collateral as appropriate.

**Fixed Assets**—Fixed assets, including furniture, computer and other equipment, and leasehold improvements, are recorded at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

**Computer Software**—The Partnership capitalizes costs associated with software developed for internal use. Capitalization begins when both the preliminary project stage is completed and management authorizes further funding of the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal use software and payroll and payroll-related costs for employees directly associated with, and who devoted time to, the development of the internal-use software. Capitalization of such costs ceases when the project is complete and ready for its intended purpose. Software is amortized on a straight-line basis over three years.

### Note 1  Nature of Operations and Significant Accounting Policies, *Continued*

**Income Taxes**—No provision has been made for income taxes as the Partnership's income or loss is includable in the partners' income tax returns.

**Translation of Foreign Currencies**—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

**Cash Equivalents**—The Partnership defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

### Note 2  Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities other than fixed assets and computer software are considered financial instruments. Except for exchange memberships and stock in clearing organizations held for operating purposes, these assets and liabilities are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

### Note 3  Assets Segregated and Held in Separate Accounts Under Federal and Other Regulations

At December 31, 2005, included in the statement of financial condition are assets segregated and held in separate accounts under the Commodity Exchange Act and federal and other regulations as follows:

| | |
|---|---:|
| Cash | $ 4,431,095 |
| Securities purchased under agreements to resell | 35,006,125 |
| Deposits with clearing organizations | 9,964,250 |
| Securities owned | 8,528,062 |
| Receivable from correspondent brokers and clearing organizations | 13,197,886 |
| Total | $ 71,127,418 |

Included above are securities of $347,382 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Partnership also operates a branch office in London, England and, accordingly, is subject to the Client Money Regulations of the Financial Services Authority. Included above are cash and receivables from correspondent brokers and clearing organizations of $1,447,525 segregated in accordance with such regulations.

## Note 4 Deposits with Clearing Organizations

Deposits with clearing organizations at December 31, 2005 consist of:

| | |
|---|---|
| Margins | |
| U.S. Government securities | $ 11,787,540 |
| Stock in exchange clearing organization, at cost (fair value $1,009,300) | 602,800 |
| Guarantee deposits | |
| Cash | 658,236 |
| U.S. Government securities | 4,384,197 |
| Total | $ 17,432,773 |

## Note 5 Securities Owned

Marketable securities owned at December 31, 2005 consist of:

| | |
|---|---|
| U.S. Government securities | $ 10,011,420 |
| Stock in exchange, restricted | 2,495,003 |
| Total | $ 12,506,423 |

U.S. Government securities are on deposit with various banks and correspondent brokers. At December 31, 2005, U.S. Government securities of $9,654,043 are held as collateral with correspondent brokers. The stock in exchange becomes unrestricted at various dates from April 2006 through April 2007.

## Note 6 Receivables and Payables

Receivables and payables at December 31, 2005 consist of:

| | Receivables | Payables |
|---|---|---|
| Customers | $ 2,137,397 | $ 66,340,057 |
| Correspondent brokers | 3,415,719 | 63,394 |
| Clearing organizations | 16,382,286 | 2,212,696 |
| Other | 1,764,341 | |
| Total | 23,699,743 | 68,616,147 |
| Allowance for doubtful accounts | (100,000) | |
| Net | $ 23,599,743 | $ 68,616,147 |

Receivable from and payable to customers arise primarily from derivative financial transactions and include gains and losses on open trades. The market value of customer owned securities and option positions held by the Partnership are not reflected in the statement of financial condition. At December 31, 2005, the fair market value of customer owned securities held was $14,408,025, of which $2,885,942 was deposited as margin with exchange clearing organizations and brokers and dealers.

**Goldenberg, Hehmeyer & Co.**
Notes to the Statement of Financial Condition
December 31, 2005

**Note 6    Receivables and Payables,** *Continued*

Cash and financial instruments held at the Partnership's correspondent brokers collateralize amounts due to the correspondent brokers, if any, and may serve to satisfy regulatory or correspondent broker margin requirements.

**Note 7    Fixed Assets and Computer Software**

Fixed assets and computer software at December 31, 2005 consist of:

| | |
|---|---:|
| Furniture and equipment | $ 13,048,888 |
| Leasehold improvements | 6,039,575 |
| Software | 3,511,810 |
| | 22,600,273 |
| Accumulated depreciation and amortization | (12,424,173) |
| | $ 10,176,100 |

**Note 8    Liabilities Subordinated to Claims of General Creditors**

Liabilities subordinated to claims of general creditors at December 31, 2005 represent borrowings pursuant to subordinated loan agreements due on April 30, 2006.

The borrowings provide for interest at varying rates, which averaged approximately 2.8 percent for the year ended December 31, 2005.  These borrowings are available in computing net capital under the net capital requirements (see Note 13).

**Note 9    Commitments and Contingencies**

The Partnership leases office space under noncancelable operating lease agreements that expire on various dates through 2018.  At December 31, 2005, the aggregate minimum annual rental commitments under these leases, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

| | |
|---|---:|
| 2006 | $ 3,301,235 |
| 2007 | 3,234,158 |
| 2008 | 3,241,509 |
| 2009 | 3,237,729 |
| 2010 | 3,103,335 |
| Thereafter | 12,879,143 |
| Total | $ 28,997,109 |

At December 31, 2005, the Partnership has guaranteed bank loans of $736,829 for customers who are members of commodity futures exchanges, and of $555,278 for certain individuals who are members of GHCO Partners, LLC ("Partners"), a partner of the Partnership.  The guarantees for customers are secured by exchange memberships and expire on various dates through 2010.  The guarantees for the members of Partners are secured by their interests in Partners and also expire in 2009.  In the event these parties default on their loans and the value of the collateral is insufficient to pay the loans, the Partnership would be required to perform under these guarantees.

## Note 9    Commitments and Contingencies, *Continued*

The Partnership is a member of certain clearing houses and exchanges. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to these exchanges. While the rules governing different exchange memberships vary, in general, the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. The Partnership has not recorded any contingent liability in the financial statements for these guarantees and management believes that any potential requirement to make payments under these guarantees is remote.

In the normal course of business, the Partnership is subject to litigation and arbitration matters. The Partnership vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Partnership's financial position.

## Note 10   Related Parties

Certain exchange memberships owned by the principals of the Partnership, having an aggregate market value at December 31, 2005 of $4,850,000, are registered for and assigned to the Partnership in order to provide exchange membership and other privileges.

## Note 11   Employee Benefit Plan

The Partnership maintains a salary reduction 401(k) plan for qualified U.S. resident employees. In addition, the Partnership contributes to the pension plans of certain employees outside the U.S. not eligible to participate in this plan. The Partnership may elect to match employees' contributions to these plans, subject to certain limitations, as set forth in the plan agreements.

## Note 12   Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into transactions involving off-balance-sheet financial instruments, including futures and options on futures. These off-balance-sheet financial instruments, which are used to conduct trading activities and manage market risks, are subject to varying degrees of market and credit risk. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

## Note 12  Financial Instruments with Off-Balance-Sheet Risk, *Continued*

**Market Risk**—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Partnership's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The Partnership may use financial instruments to manage or offset market risk associated with derivative or other transactions. The Partnership attempts to control its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

From time to time the Partnership also has securities sold, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition.

**Credit Risk**—The Partnership engages in various trading activities with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of these counterparties to perform in accordance with the terms of the contract. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. Also, the Partnership has entered into master netting agreements that provide for net settlement of certain transactions.

**Customer Activities**—The Partnership's customer activities include the acceptance and clearance of futures contracts and options on futures contracts for its customers, primarily institutional, commercial, and exchange members. The Partnership guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. These activities may expose the Partnership to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation. The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary. The Partnership also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. Management believes that the margin deposits and collateral held at December 31, 2005 were adequate to minimize the risk of material loss that could be created by positions held at that time.

## Note 13    Net Capital Requirements

The Partnership is subject to the rules and regulations, including the minimum net capital requirements, of several commodities and securities organizations, including the Commodity Futures Trading Commission (the "CFTC") and the Securities and Exchange Commission (the "SEC"). Under the CFTC Net Capital Requirements (Regulation 1.17), the Partnership is required to maintain "net capital" equal to the greater of $250,000, or the sum of 8 percent of customer and 4 percent of noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," or 4 percent of its "funds required to be segregated and secured," as these terms are defined. Net capital changes daily, but as of December 31, 2005, under the more stringent of these rules, the Partnership had net capital and net capital requirements of approximately $7,804,000 and $2,775,000, respectively. The net capital requirements may effectively restrict the withdrawal of partners' capital and the repayment of subordinated borrowings.